UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 0 )*

Information to be included in statements filed pursuant to Rule 13d-1 (b) and (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Rydex Russell Top 50 ETF
(Name of Issuer)

Exchange Traded Fund
(Title of Class of Securities)

78355w205
(CUSIP Number)

March 31,2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer:  Rydex Russell Top 50 ETF	CUSIP No.: 78355w205

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Plante Moran Financial Advisors, LLC
	Tax ID # 38-3123123

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Michigan

NUMBER OF SHARES        5  SOLE VOTING POWER - 	0
BENEFICIALLY            6  SHARED VOTING POWER -  	0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER ? 103,350
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0

WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	103,350

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	2.25%

12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G

Issuer: Rydex Russell Top 50 ETF     CUSIP No.: 78355w205

ITEM 1

(a)	Name of Issuer:
	Rydex Russell Top 50 ETF

(b)	Address of Issuer's Principal Executive Offices:

9601 Blackwell Road
Suite 500
Rockville, MD 20850

ITEM 2

(a)	Name of Person Filing: Plante Moran Financial Advisors, LLC


(b)	Address of Principal Business Office:

	27400 Northwestern Highway
	Southfield, MI 48037


(c)	Citizenship:	Michigan, USA (Place of Incorporation)


(d)	Title of Class of Securities: Exchange Traded Fund


(e)	CUSIP Number: 78355w205


SCHEDULE 13G

Issuer:	Rydex Russell Top 50 ETF	CUSIP No.: 78355w205

ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).


SCHEDULE 13G

Issuer:  Russell Rydex Top 50 ETF  	CUSIP No.: 78355w205

ITEM 4.	Ownership.

 (a) Amount beneficially owned: 103,350


 (b) Percent of class: 2.25%


 (c) Number of shares as to which the person has:


 	(i) Sole power to vote or to direct the vote  	0

	(ii) Shared power to vote or to direct the vote  	0

	(iii) Sole power to dispose or to direct the disposition of  103,350

	(iv) Shared power to dispose or to direct the disposition of  0


ITEM 5. Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G

Issuer: Rydex Russell Top 50 ETF	CUSIP No.: 78355w205


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		April 28, 2009

Signature:	/s/ Patrick J. Swarz

Name/Title:	Patrick J. Swarz, Chief Compliance Officer

SCHEDULE II
                      INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
      SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
		SHARES PURCHASED        	AVERAGE
DATE		SOLD(-)          		PRICE(1)

EXCHANGE TRADED FUNDS-RYDEX ETF TRUST

         PLANTE MORAN FINANCIAL ADVISORS, LLC
            RYDEX ETF TRUST
01/02/09		  3,856			73.4400
01/06/09		     40		        74.0288
01/15/09		  5,309-		65.8981
01/16/09		  2,286-		66.3305
01/20/09		29,437-			63.8607
01/21/09		20,901-			64.2899
01/22/09		29,210-			64.5783
01/23/09		20,365-			64.8258
01/26/09		22,692-			65.4444
01/27/09		20,742-			66.0960
01/28/09		32,472-			67.4151
01/29/09		  3,628-		66.2524
01/30/09		18,204-			64.8623
02/02/09		  7,109-		64.0769
02/03/09		12,781-			64.8928
02/04/09		  4,907-		65.3746
02/05/09		  4,301-		65.3765
02/06/09		  9,155-		67.2913
02/09/09		  2,104-		67.5597
02/10/09		11,985-			64.6270
02/11/09		10,427-			64.7537
02/12/09		  6,284-		63.9138
02/13/09		  3,547-		64.8028
02/17/09		15,008-			62.1687
02/18/09		10,514-			61.8103
02/20/09		  5,054-		60.0143
02/23/09		16,735-			60.4023
02/24/09		  3,845-		60.1566
02/26/09		  1,531-		60.3767
02/27/09		  3,767-		59.0474
03/02/09		  1,530-		56.4589
03/03/09		  2,230-		55.9491
03/05/09		  1,069-		54.7464
03/06/09		  2,186-		53.9751
03/09/09		  1,366-		54.8461
03/10/09		     518-		56.7950
03/11/09		  2,699-		57.5260
03/12/09		     305		59.0824
03/16/09		  1,950-		60.1801
03/17/09		  3,323-		60.2173
03/19/09		  6,395-		62.7080
03/20/09		  7,930-		60.8540
03/23/09		12,629-			63.3674
03/24/09		  5,500-		63.5013
03/25/09		  4,175-		63.2190
03/26/09		  9,610-		64.6060
03/27/09		  5,229-		63.9857
03/30/09		  2,136-		61.7262
03/31/09		  8,011-		62.8173



(1) PRICE EXCLUDES COMMISSION.